Mr. John Cannarella
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

August 12, 2005

Dear Mr. Cannarella,

RE:      Form 10-K for the year ended December 31, 2004
YOUR RE: File No. 3-42125

We refer to your comment letter dated August 1, 2005, requesting further information in relation to the above Form 10-K, filed on March 31, 2005.

Attached please find our response to your comment letter, containing the supplemental information to the aforesaid Form 10-K, in response to your request.

We acknowledge that Chugach Electric Association, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Chugach Electric Association, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your confirmation that our response meets your requirements.

Sincerely,



/s/ Evan J. Griffith
Evan J. Griffith
Chief Executive Officer
Chugach Electric Association, Inc.
5601 Electron Dr.
Anchorage, AK 99518

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FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Patronage Capital (Equity)

1. We note your response to comment 5 of our letter dated July 7, 2005. You disclose in 2004 that you authorized the retirement of $3,126,560 of retail patronage and $125,000 for capital credits. Please clarify why the sum of such authorized amounts totaling $3,251,560 exceeds the $3,193,600 reflected as retirement of capital credits and estate payments as a financing cash outflow for the year ended December 31, 2004.

              All retirements of capital credits, which include amounts retired under a new discounted capital credits retirement plan, and estate payments originate with the amount authorized by the Company's board of directors. That amount, however, may be reduced due to several reasons. The Company may reduce a member's capital credits to recover a bad debt or if a member's previous capital credits were classified as unclaimed pursuant to section 34.45.200 of Alaska's unclaimed property law or if a member's capital credit retirement is less than $5, the minimum amount required to issue a check. The amount authorized by the Company's board of directors in November and December of 2004 was reduced for the reasons listed above.

Notes to Financial Statements

     Note 1. Description of Business and Significant Accounting Policies

     2. We note your response to comment 7 of our letter dated July 7, 2005. Please include a more detailed description of your impaired assets and the facts and circumstances leading to the impairment as required by paragraph 26(a) of SFAS 144.

              The impaired assets were five PC25 Model C fuel cells. They were packaged, self contained, 200 kW units, which operated using pipeline natural gas fuel and provided on-site electricity and heat in connection with the Company's utility grid. The fuel cells were intended to generate power for the benefit of the United States Postal Service (USPS). In the second quarter of 2003 during discussions between the Company and the USPS it was determined that it was more likely than not that the fuel cells would no longer be used to generate power for the benefit of the USPS. Additionally, it was unlikely that the fuel cells could or would be sold, and more likely the fuel cells would be taken out of service. In July 2003, prior to the issuance of the Company's Form 10Q, we committed to a plan to abandon the asset. In accordance with SFAS No. 144, paragraph 28, the Company adjusted the remaining depreciable life of the asset. Future filings with the Commission will contain expanded disclosure of this information to promote reader understanding.

     3. We note your response to comment 9 of our letter dated July 7, 2005. Your existing disclosure suggests you only record revenues on an "as billed" basis. Please clarify your disclosure to indicate that you accrue for retail unbilled revenue. In doing so, please quantify the amounts of your unbilled revenues as required by Rule 5-02 (3) of Regulation S-X.

              The Company does accrue for unbilled retail revenue. To insure we recognize a full year's revenue on the financial statements, the Company recognizes unbilled retail revenue through a monthly retail revenue adjustment process that adjusts retail revenue for overages or underages in meter read intervals to reflect a calendar month read. Wholesale revenue is recorded from metered locations, so no accrual is made. The Company accrued $1,072,175 of unbilled retail revenue at December 31, 2004, which was subsequently billed in January 2005. Future filings with the Commission will clarify the Company's disclosure concerning retail unbilled revenue, including disclosure of the amounts accrued, and will contain expanded disclosure of this information to promote reader understanding.

     Note 8. Debt

     4. We note your response to comment 12 of our letter dated July 7, 2005. You should provide current and maximum interest rates applicable to your auction rate series B bond in future filings. In this regard, we understand that the rate on such bonds is reset every 28 days such that a market rate is maintained. If otherwise, please clarify our understanding. If so, advise how the rate is determined and whether and how it results in the bonds fair value being equal to its face amount.

              The bonds are repriced every 28 days at auction, which determines the market rate. The maximum rate is 15%. Future filings with the Commission will include this disclosure and disclosure of current and maximum rates related to these bonds.